January 31, 2025

Svetlana Belychova
Chief Executive Officer
Orbit Innovations Group Inc.
Vrabci 9
Prague, Czech Republic 18200

       Re: Orbit Innovations Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 6, 2025
           File No. 333-283342
Dear Svetlana Belychova:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 6, 2025 Description of Business
General Information, page 22

1. We note your revised disclosure in response to prior comment 8. Please provide additional detail regarding the anticipated timeline of operations. We note in your
       Plan of Operations that you expect certain projects will take certain estimated periods, for example, that Design Software is anticipated to take one to two months. To give additional information to investors, please elaborate on your anticipated timeline to provide a potential start date for the disclosed stages of development. January 31, 2025
Page 2
Item 16. Exhibits, page 38

2. Please revise your Exhibit Index to include the consent associated with your counsel's legal opinion, filed as Exhibit 5.1. Refer to Item 601(b)(23)(i) of Regulation S-K.

       Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services